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 Exhibit 12(b)

 CNF TRANSPORTATION INC.
 COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                                                          Year Ended December 31,
                                            1999              1998                1997              1996              1995
                                        -------------     -------------       -------------     -------------     -------------
                                                                        (dollars in thousands)
 Combined Fixed Charges and Preferred
   Stock Dividends:
     Interest expense                   $     25,972      $     32,627        $     39,553      $     39,766      $     33,407
     Capitalized interest                      5,864             2,342               2,077             2,092               731
     Dividend requirement on Series B
       Preferred Stock(1)                     10,992            12,133              12,377            12,645            12,419
     Dividend requirement on Series C
       Preferred Stock (1)                        -                 -                   -                 -              2,207
     Dividend requirement on preferred
       securities of subsidiary trust          6,250             6,250               3,471                -                 -
   Interest component of
     rental expense (2)                       41,363            40,750              35,607            28,521            29,210
                                        -------------     -------------       -------------     -------------     -------------
 Fixed Charges                          $     90,441      $     94,102        $     93,085      $     83,024      $     77,974
                                        =============     =============       =============     =============     =============
 Earnings:
   Income from continuing
     operations before taxes            $    337,122      $    250,411        $    221,814      $    147,132      $    152,942
   Fixed charges:                             90,441            94,102              93,085            83,024            77,974
     Capitalized interest                     (5,864)           (2,342)             (2,077)           (2,092)             (731)
     Preferred dividend requirements(3)      (10,992)          (12,133)            (12,377)          (12,645)          (14,626)
                                        -------------     -------------       -------------     -------------     -------------
                                        $    410,707      $    330,038        $    300,445      $    215,419      $    215,559
                                        =============     =============       =============     =============     =============
    Ratio                                        4.5 x             3.5 x               3.2 x             2.6 x             2.8 x

 (1)  Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.  Preferred stock dividends include dividends on the Series C Conversion Preferred Stock, all of which was converted into Common
      Stock in March 1995.
 (2)  Estimate of the interest portion of lease payments.
 (3)  Preferred stock dividend requirements included in Combined Fixed Charges but not deducted in the determination of Income from Continuing Operations Before Income Taxes.

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